SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NeoPhotonics Corporation

(Name of Issuer)

Common Stock, par value $0.0025 per share

(Title of Class of Securities)

64051T100

(CUSIP Number)

Joint Stock Company “RUSNANO”

Office 708.1, Prospect 60-letiya Oktyabrya 10a

117036 Moscow

Russian Federation

+7 (495) 988-5388

With a copy to:

Michael J. Danaher

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 21, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05548N107
(1) Names of Reporting Persons Joint Stock Company “RUSNANO”
(2) Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3) SEC Use Only
(4) SOURCE of Funds (See Instructions) WC
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6) Citizenship or Place Of Organization Russian Federation
Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power
2,617,105 shares
(8) Shared Voting Power
0 shares
(9) Sole dispositive power
2,617,105 shares
(10) Shared Dispositive Power
0 shares
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 2,617,105 shares
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13) Percent of Class Represented by Amount in Row (11) 5.7%*
(14) Type of Reporting Person (See Instructions) CO

*	Percentage calculated based on 46,049,277 shares of common stock, par value $0.0025 per share, outstanding as of October 30, 2018, as reported in the Form 10-Q, for the quarterly period ended September 30, 2018, of NeoPhotonics Corporation.

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on May 7, 2012 (the “Schedule 13D”), as amended by Amendment No. 1 filed on June 2, 2017 (“Amendment No. 1”), by the Reporting Person relating to the common stock, par value $0.0025 per share, of the Issuer (the “Common Stock”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in Amendment No. 1 and this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D and Amendment No. 1, as applicable. All references in the Schedule 13D, Amendment No. 1, and this Amendment to the “Statement” shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 2 and Item 5 of the Schedule 13D are hereby amended and restated as follows:

Item 2.	Identity and Background.

The following is information with respect to the identity and background of the person filing this Statement:

(a) Name

This Statement is filed by Joint Stock Company “RUSNANO,” having Principal State Registration Number 1117799004333 (the “Reporting Person”).

Schedule A to this Statement, which is incorporated herein by reference, sets forth the name of each director and executive officer of the Reporting Person (collectively, the “Schedule A Persons”).

(b) Residence or Business Address

The address of the principal business and principal office of the Reporting Person is Office 708.1, Prospect 60-letiya Oktyabrya 10a, 117036 Moscow, Russian Federation.

The business address of each of the Schedule A Persons is set forth on Schedule A and is incorporated herein by reference.

(c) Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The principal business of the Reporting Person is financing innovative nanotechnology projects.

The present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the Schedule A Persons is set forth on Schedule A and is incorporated herein by reference.

(d) Criminal Convictions

During the past five years, neither the Reporting Person nor any of the Schedule A Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings

During the past five years, neither the Reporting Person nor any of the Schedule A Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship

The Reporting Person is a joint stock company organized under the laws of the Russian Federation. The Russian Federation owns 100% of the Reporting Person.

The citizenship of each of the Schedule A Persons is set forth on Schedule A and is incorporated herein by reference.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

Item 5.	Interest in Securities of the Issuer.

(a) and (b) The responses of the Reporting Person to rows 7, 8, 9, 10, 11 and 13 on the cover page of this Statement are incorporated herein by reference. As of the close of business on November 21, 2018, the Reporting Person beneficially owned 2,617,105 shares of Common Stock, representing approximately 5.7% of the outstanding shares of Common Stock. The percentage in this paragraph is calculated based on 46,049,277 shares of Common Stock outstanding as of October 30, 2018, as reported in the Form 10-Q, for the quarterly period ended September 30, 2018, of the Issuer.

(c)       Except as set forth below, the Reporting Person has not effected any transactions in the Common Stock during the 60 days prior to this Amendment.

Transaction Date	Purchase or Sale	No. of Shares	Price per Share	How Effected
11/07/2018	Sale	91,070	$8.96	Open Market
11/08/2018	Sale	110,000	$8.699	Open Market
11/09/2018	Sale	110,000	$8.78	Open Market
11/09/2018	Sale	41,300	$8.653	Open Market
11/12/2018	Sale	6,900	$8.24	Open Market
11/13/2018	Sale	110,000	$8.178	Open Market
11/14/2018	Sale	76,447	$8.322	Open Market
11/15/2018	Sale	110,000	$8.403	Open Market
11/15/2018	Sale	60,000	$8.41	Open Market
11/16/2018	Sale	163,816	$8.555	Open Market
11/16/2018	Sale	210,000	$8.441	Open Market
11/19/2018	Sale	75,000	$8.291	Open Market
11/20/2018	Sale	34,519	$8.05	Open Market
11/21/2018	Sale	15,148	$8.077	Open Market

(d)       Not applicable.

(e)       Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 27, 2018
Date

/s/ Yury Udaltsov
Signature

Yury Udaltsov, Deputy Chairman of the Management Board of Management Company RUSNANO LLC
Name/Title

Schedule A

Directors and Executive Officers of Joint Stock Company “RUSNANO”

The name and present principal occupation or employment of each director and executive officer of Joint Stock Company “RUSNANO” are set forth below. The business address for each person listed below is c/o Joint Stock Company “RUSNANO”, Prospect 60-letiya Oktyabrya 10a, Office 708.1, 117036 Moscow, Russian Federation. All such directors and executive officers are citizens of the Russian Federation.

Name	Principal Occupation or Employment

Arkadiy Vladimirovich Dvorkovich	Chairman of the Board of Directors of Joint Stock Company “RUSNANO”, Co-Chairman of the Council of Skolkovo Fund, Chairman of Skolkovo Fund

Anatoly Borisovich Chubais	Member of the Board of Directors of Joint Stock Company “RUSNANO”, Chairman of the Executive Board of Management Company RUSNANO LLC

Elena Victorovna Sakhnova	Director of Department of Machinery, Transport, Infrastructure and Chemical Production of Joint Stock Company VTB Capital

Mikhail Vladimirovich Alfimov	Member of the Board of Directors of Joint Stock Company “RUSNANO”, Chairman of Scientific and Technical Council at the Board of Directors of RUSNANO JSC (independent director)

Oleg Vladislavovich Fomichev	Member of the Board of Directors of Joint Stock Company “RUSNANO”, Chairman of the Supervisory Board of the Fund for Infrastructure and Educational Programs

Andrey Yurievich Ivanov	Member of the Board of Directors of Joint Stock Company “RUSNANO”, Deputy Minister of Finances of the Russian Federation

Vasily Sergeevich Osmakov	Member of the Board of Directors of Joint Stock Company “RUSNANO”, Deputy Minister of Industry and Trade of the Russian Federation

Vladislav Nikolaevich Putilin	Member of the Board of Directors of Joint Stock Company “RUSNANO”, Chairman of the Board of Directors of RUSNANO MC LLC

Pavel Mikhailovich Teplukhin	Member of the Board of Directors of Joint Stock Company “RUSNANO”, Chairman of the strategy committee of the Board of directors of Joint Stock Company “RUSNANO”

Alexander Borisovich Povalko	Member of the Board of Directors of Joint Stock Company “RUSNANO”, General Director and Chairman of Executive Board of Joint Stock Company Russian Venture Company

Ilya Arturovich Yuzhanov	Member of the Board of Directors of Joint Stock Company “RUSNANO”, The chairman of the Audit Committee of the Board of directors of Joint Stock Company “RUSNANO”, The chairman of the Audit Committee of the Board of directors of RUSNANO MC LLC

Sergey Nikolaevich Gorkov	Deputy Minister of Economic Development of the Russian Federation

Oleg Vladimirovich Kiselev	Member of the Executive Board of Management Company RUSNANO LLC

Boris Gennadievich Podolsky	Member of the Executive Board of Management Company RUSNANO LLC

Yury Arkadievich Udaltsov	Member of the Executive Board of Management Company RUSNANO LLC

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